UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM SD

SPECIALIZED DISCLOSURE REPORT

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The AZEK Company Inc.

(Exact name of registrant as specified in its charter)

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Delaware	001-39322	90-1017663
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1330 W. Fulton Street 350 Chicago, Illinois		60607
(Address of Principal Executive Offices)		(Zip Code)

Morgan Walbridge

Senior Vice President, Chief Legal Officer and Secretary

(877) 275-2935

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

Section 1 - Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

The AZEK Company Inc. (the “Company”) is an industry-leading manufacturer of beautiful, low-maintenance and environmentally sustainable residential and commercial building products. The Company’s products include decking, railing, trim, porch, moulding, siding, pergolas, bathroom and locker systems, as well as extruded plastic sheet products and other non-fabricated products for special applications in industrial markets.

This Form SD disclosure is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Pursuant to Rule 13p-1, the Company undertook to determine whether the products it manufactured or contracted to manufacture during the year ended December 31, 2022 contained conflict minerals necessary to the functionality or production of such products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum, tungsten and gold (“3TG”).

The Company evaluated its products to determine which of its products may contain 3TG. Based on this review, the Company determined tin is necessary to the functionality or production of certain of its products. The Company’s product categories that may contain tin are: (i) polyvinyl chloride (“PVC”) products, including PVC decking, decking accessories, railing, trim, siding and certain commercial and industrial PVC products and (ii) certain lighting products. The Company conducted a reasonable country of origin inquiry to determine whether any of the 3TG contained in its products originated in the Democratic Republic of the Congo, Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia (together, the “Covered Countries”) or from recycled or scrap sources. The Company’s primary means of determining the country of origin of the 3TG contained in its products was conducting a supply-chain inquiry using the Conflict Minerals Reporting Template developed by the Responsible Minerals Initiative with the Company’s direct suppliers representing 100% of the Company’s spend on these products in 2022, eliciting, as applicable, information regarding (i) the presence of 3TG contained in materials supplied to the Company, (ii) the refiner or smelter of the 3TG, (iii) the country of origin of the 3TG, (iv) whether the 3TG came from scrap or recycled sources, and (v) other relevant information regarding the supplier’s (or its suppliers’) practices concerning 3TG. The Company received survey responses from 100% of the suppliers solicited. The Company reviewed and evaluated each response received from this inquiry. In addition, the Company maintains vertically integrated recycling operations that recycle scrap materials prior to their inclusion in the Company’s products.

Based on the reasonable country of origin inquiry described above, the Company has in good faith concluded that it has no reason to believe that the Conflict Minerals used in products manufactured or contracted to be manufactured by the Company and necessary to their functionality or production may have originated in the Covered Countries.

In accordance with the requirements under Rule 13p-1, the above disclosure is also available on the Company’s website at investors.azekco.com.

Item 1.02 - Exhibit

Not applicable.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 - Resource Extraction Issuer Disclosure

Not applicable.

Section 3 – Exhibits

Item 3.01 - Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

The AZEK Company Inc.

Date: May 24, 2023	By:	/s/ Morgan Walbridge
Morgan Walbridge
Senior Vice President and Chief Legal Officer